[GOODWIN PROCTER LETTERHEAD]

September 25, 2009

VIA EDGAR

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549 Attention: Filing Desk

Re:	Convera Corporation’s Preliminary Information Statement

Ladies and Gentlemen:

On behalf of our client Convera Corporation, a Delaware corporation (the “Company”), we are transmitting for filing by electronic submission with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Company’s Preliminary Information Statement pursuant to Section 14(c) of the Exchange Act.

On or about October 5, 2009, the Company plans on delivering its Definitive Information Statement to its stockholders to notify them of the following corporate actions, which have been approved by holders of a majority of the Company’s outstanding capital stock:

1.	The adoption of a plan of dissolution and liquidation providing for the Company’s complete dissolution and liquidation.

2.
An amendment to the Company’s Amended and Restated Certificate of Incorporation deleting Article NINTH, which required the Company’s board of directors have no less than six members and no more than 12 members.

3.
The election of three directors to serve on the Company’s board of directors with their terms commencing upon the filing of the certificate of dissolution with the Secretary of State of the State of Delaware and ending when their successors are duly elected and qualified.

Since the Company has already received the written consent of the holders of a majority of its outstanding capital stock, which provided the requisite vote for the approval of the above described corporate actions, it is not seeking proxies.

September 25, 2009

If the Commission needs any additional information or has any further questions, please do not hesitate to contact me at (212) 813-8804 or Jason Casella of Goodwin Procter LLP at (212) 459-7025.

Sincerely,

/s/ Stephen M. Davis

Stephen M. Davis